Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

PRESIDENT’S MESSAGE TO SHAREHOLDERS

2

1.1

Date

5

1.2

Overview and Management Discussion and Analysis

5

1.2.1

Casierra Diamond Property, Sierra Leone

5

1.2.2

Kaslo Silver Property, British Columbia

9

1.2.3

Kootenay Gemstone Property, British Columbia

9

1.2.4

Goldsmith Property, British Columbia

10

1.2.5

Wine Nickel-Copper Property, Manitoba

10

1.2.6

Stephens Lake Property, Manitoba

11

1.2.7

Nuevo Milenio Silver Gold Property, Mexico

12

1.2.8

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

12

1.2.9

Mineral Property Option Payments Due In Fiscal 2006

13

1.2.10

Market and Industry Trends

13

1.3

Selected Annual Information

14

1.4

Results of Operations

14

1.5

Summary of Quarterly Results

16

1.6

Liquidity

17

1.7

Capital Resources

18

1.8

Off-Balance Sheet Arrangements

19

1.9

Transactions With Related Parties

19

1.10

Fourth Quarter

21

1.11

Proposed Transactions

22

1.12

Critical Accounting Estimates

22

1.13

Critical accounting policies and changes in accounting policies

22

1.14

Financial Instruments and Other Instruments

22

1.15

Other MD& A Requirements

22

1.15.1

Additional Disclosure for Venture Issuers Without Significant Revenue

22

1.15.2

Disclosure of Outstanding Share Data

23

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

PRESIDENT’S MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to present the Annual Report of Cream Minerals Ltd. for the year ended March 31, 2006.

Currently, Cream is actively engaged in exploratory programs on the Casierra Diamond properties in Sierra Leone, the Nuevo Milenio silver-gold property in Mexico and the Kaslo Silver and Goldsmith properties in British Columbia.

In March 2005, Cream Minerals Ltd. entered into an agreement with Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc, to acquire an interest in two large exploration licences for diamonds in Sierra Leone, West Africa, subject to government approvals.  The Company earned a 51% interest in the licences by financing US$500,000 in work and issuing 200,000 common shares.  An additional 300,000 common shares and US$300,000 in expenditures earned the Company an additional 19% interest in the licences (for 70% total interest) subsequent to March 31, 2006.  The two licences include the Hima Licence EPL1/94 on the Sewa River and its banks, and an offshore licence, EPL 5/94 at the mouths of the Mano and Moa rivers in southern Sierra Leone.

The Hima licence is located on the Sewa River downstream from the prolific Kono diamond fields and more than 80 kilometers of alluvial diamond workings in river terraces and active channel gravels.  The Sewa channel on the licence serves as a large natural sluice box as it is the first segment of the river where the rate of flow is reduced from the higher velocities in the rapids upstream.  The channel is crossed by several ribs of diabase dykes and the foliation of the underlying metaschists, which together form natural riffles in the natural sluice box.  The combination of water velocity drop and riffles was the reason the area was selected as being highly prospective in 1994 by Casierra Development Fund Inc.  This segment of the river channel has not been previously mined by artesanal operators due to the depth of the water (3-5 meters) and a government policy of reserving the licence area for industrial-scale dredging.

The target sought for the Hima licence is a payable alluvial deposit or deposits with an aggregate of 1-2 million carats of diamonds.  It is cautioned that this is entirely a conceptual target and there is no certainty that it will be achieved with work proposed.

Offshore, on licence EPL 5/94, a Russian geophysical consulting group who had assisted in the location of the first reported marine alluvial diamonds in 1995, was engaged to carry out work in 2005.  The earlier work had identified more than 6 targets related to shallow magnetic bodies with a magnetic gradiometer survey that correlated to shallow buried channels identified with seismic array surveys and sub-bottom profiling. The earlier work completed on licence EPL 5/94 involved expenditures of approximately US$3,500,000.

In May 2005, using a Freetown-based ship charter, a detailed marine magnetometer survey was carried out over one of several magnetic targets on the offshore licence.  The detailed work in May was carried out in order to define an area for precision bulk sampling later in the year.  The results indicate a shallow magnetic body, probably related to magnetite, in shallow marine sediments.  Magnetite indicates the location of heavier minerals in the marine sediments, and, potentially, diamond concentrations.  The local sources of the marine sediments on this part of the coast are the Moa and Mano rivers which are both well known alluvial diamond producers. These rivers have deposited their sediments from rainy season flooding for millennia into the longshore drift of the Atlantic Ocean that sweeps the area covered by the licence, causing further concentration of heavy and resistate minerals.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

The area of the magnetic body, estimated by independent consultant geophysicists that carried out and interpreted the work, is greater than 2,000 meters by 1,500 meters equivalent to 3,000,000 cu meters per vertical meter.  Bulk sampling, expected to be started in the summer of 2006, but delayed until the fall due to equipment delivery problems, is planned to assist in determining the thickness of the magnetic body and test for diamond content.  The gravels in the Moa River were estimated in the Hall Bulletin to average 0.5 carats/cu m. or 0.4 carats per cu yd, and the more extensive alluvial workings on the Mano River indicate the possibility of similar grades or better.

For an interesting insight into alluvial diamond mining and its production estimates in Sierra Leone, shareholders may wish to refer to the Regulatory Announcement released on July 3, 2006, by Sierra Leone Diamond Company (AIM:SLD) which provides its anticipated operational costs.

The Company is very pleased with the results of recent exploration on its 100% owned Nuevo Milenio property in Mexico.  Work-to-date has revealed a total inferred resource for the Dos Hornos and Once Bocas zones of 13,120,000 tonnes consisting of 268,000 ounces of gold and 30,340,000 ounces of silver.  Work is continuing to extend and upgrade these zones with additional bulldozer trenching and diamond drilling and will include further investigation of the mineralized zones on the property.

On the Kaslo Silver-Copper property, a helicopter airborne EM and Mag survey has been flown with results pending.  On the Goldsmith property, an additional airborne survey has just been flown.  Field work consisting of further geochem surveys and rock chip sampling is underway.  Work on the Kootenay Gemstone property is deferred subject to financing.  Work on the Wine Nickel-Copper claims is deferred until winter freeze-up.

OTHER MATTERS AND ACKNOWLEDGMENTS

Cream continues to maintain its U.S. 20-F Registration and trades on the NASD OTC Bulletin Board under the symbol CRMXF.  Cream also trades on the Frankfurt Stock Exchange under the symbol, DFL.   Please see the “Overview and Management’s Discussion and Analysis” or review our Website (www.creamminerals.com) for more detailed information.

At the end of another year and the beginning of a much better looking year, I would like to extend our gratitude and appreciation to our many loyal shareholders and our dedicated employees, consultants and contractors for their assistance and support.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company’s filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials use the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

1.1

Date

The effective date of this Annual report is July 28, 2006.

1.2

Overview and Management Discussion and Analysis

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labor disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

This MD&A should be read in conjunction with the audited financial statements of Cream Minerals Ltd. for the year ended March 31, 2006.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

•

Cream’s consolidated loss for the year ended March 31, 2006 (“fiscal 2006”), was $891,264 or $0.03 per share compared to Cream’s consolidated loss of $2,815,003 or $0.10 per share in the year ended March 31, 2005 (“fiscal 2005”).

•

During fiscal 2006, Cream raised $1,394,177 from the issuance of 4,000,000 common shares in two private placements, and the exercise of 776,600 stock options, compared to $285,750 raised from the exercise of stock options and warrants in fiscal 2005.  Subsequent to March 31, 2006, Cream completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000.

•

During fiscal 2006, cash used in operations was $462,981 compared to $439,258 used in operations in fiscal 2005.  Cash expenditures on mineral property interests totalled $511,694 in fiscal 2006 compared to $1,050,810 in fiscal 2005.

•

Summer exploration on the Casierra licences in Sierra Leone has commenced, including a dredging program.  Subsequent to March 31, 2006, Cream has earned its 70% interest in the Casierra licences, pursuant to the option agreement signed in February 2005.

•

In fiscal 2006, the Company wrote off $113,042 in exploration costs incurred on the Fenix property and $59,655 in exploration costs incurred on the Nuevo Milenio property.  The Company has recommenced an exploration program on the Nuevo Milenio property in Mexico and due to the increased in the price of silver has started to once again capitalize exploration costs on the property.

1.2.1

Casierra Diamond Property, Sierra Leone

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, “Casierra”) to earn a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine Licence EPL 5/94.

In March 2006, Cream earned an undivided 51% interest in the two exploration licences for diamonds and

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

other minerals by issuing a total of 200,000 common shares and by completing US$500,000 in exploration expenditures on the property over a 12-month period.  In June 2006, Cream acquired an additional 19% undivided interest (for a total 70% of the optionor's interest) by issuing an additional 300,000 common shares and by completing an additional US$300,000 in exploration expenditures.

A form of joint venture will be constituted between the two parties and each party will contribute to further expenditures on the property in accordance with its interest.  If the optionor is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the optionor's share in the net proceeds of production from the property prior to any other distribution to the optionor.

Upon fulfilling the obligations set out above, Cream will be vested with an undivided interest in the licences or in the company which holds title to the property.  In any event this interest may be converted, if Cream so elects and subject to the approval of the Government of Sierra Leone, into a direct interest in the licences at the time that a production lease is obtained for the licence(s).

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano rivers.

A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting licence area) and EPL 5/94 in Sierra Leone, West Africa was written by Mr. Charles K. Ikona, P.Eng., Pamicon Developments Ltd. of Vancouver, Canada, who was requested to examine the licences and prepare a report in accordance with National Instrument 43-101.

Management is very encouraged by the results of work completed in Sierra Leone during the year ended March 31, 2006, and in the first four months of the year ended March 31, 2007 (“fiscal 2007”).

Initial work on the Hima Exclusive Prospecting Licence was a survey defining the property boundaries.  A field camp was constructed near the village of Hima.  Initial work in 2005 involved a Banka drill program to define the distribution of gravels in terraces and flood plain areas on the Hima licence.  This sampling identified thicker gravels than indicated in the Hall Bulletin, a prior report on the licences discussed by Mr. Ikona in his report.  The work will be used as a guide for further pit sampling, to allow the Company to develop a more reliable estimate of the grade of the gravels.

An initial evaluation of the river potential was completed during the period of low water in April-May 2005 when gravels behind a crosscutting dyke in the central part of the licence area were found to be thicker than projected in the Hall Bulletin.  Because diamonds are closer in density to the associated gravels than gold would be, the gems would be expected to be distributed throughout the gravel beds and therefore this work indicates that there may be a larger volume of diamondiferous gravels available than indicated in the Hall Bulletin.

The target sought for the Hima Licence is a payable alluvial deposit or deposits with an aggregate of 1-2 million carats of diamonds.  It is cautioned that this is entirely a conceptual target and there is no certainty that it will be achieved with work proposed.

In May 2005, using a Freetown-based ship charter, a detailed marine magnetometer survey was carried

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

out over one of several magnetic targets on the offshore licence.  Earlier work by Casierra and Malaysia Mining Corporation (1995-1996) located 9 diamonds from 12 sample sites in this one target area.  All of these diamonds are of gem quality and size, with the largest being 1.22 carats.  The detailed work in May 2005 was carried out in order to define an area for precision bulk sampling later in the year.  The results indicate a shallow magnetic body, probably related to magnetite, in shallow marine sediments.  Magnetite indicates the location of heavier minerals in the marine sediments, and, potentially, diamond concentrations.  The local sources of the marine sediments on this part of the coast are the Moa and Mano rivers which are both well-known alluvial diamond producers. These rivers have deposited their sediments from rainy season flooding for millennia into the longshore drift of the Atlantic Ocean that sweeps the area covered by the licence, causing further concentration of heavy and resistate minerals.

The Company received a report from independent geophysical contractors (Ask Geosolutions Ltd., Moscow and Yuzmorgeologia State Scientific Center, Gelendzhyk, Russia (“Yuz”) detailing the interpretation and modelling of a marine magnetic survey over one of several targets on the offshore licences in Sierra Leone.  Yuz was the contractor of choice for the work in 1995 that lead to the discovery of the first marine alluvial diamonds reported offshore in Sierra Leone territorial waters.

The main purpose of this contracted program was the implementation of magnetic surveys and data interpretation for the evaluation of shallow recent sediments deposited several hundred meters above the crystalline basement.  These sediments contain diamonds associated with weak magnetic features in the former and present distributary system of fluviatile sediments off the mouths of rivers in Southeast. Sierra Leone.  The data for the interpretation were taken from a detailed survey of part of the area on licence area EPL 5/94.  A total of 170 line kilometers were surveyed covering an area approximately 5 kilometers by 2 kilometers using a G-882 tow-fish magnetometer.  In-survey data review identified three strongly anomalous areas.  The anomalies are located over sites where earlier sampling in 1995-1996 recovered 13 gem quality diamonds from near the seabed surface in waters less than 20 meters deep.

The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work to develop this first target of many on the offshore licence.  Magnetic heavy minerals occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean by two large rivers, the Moa and the Mano.  Partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.  For millions of years the rivers have been conveying this material from diamond-bearing kimberlitic sources less than 100 kms upstream in Sierra Leone, Guinea and Liberia.

The post-survey data processing indicated five areas where bulk sampling should be undertaken.

The following description of these five areas is taken from the conclusions of the report.

1.

A submarine paleo-shoreline of 6,000 m length and associated with it a magneto-active layer of 100 to 400 m width and thickness of 1 to 3 meters.

2.

Channels cutting across the paleo-shoreline that are short life channels carrying fluvial sediments.

3.

A sector within a high-frequency part of the area with an anomalous magnetic field shows some distinct and well-correlated zones that can be followed from survey line to line in the recent/present deposition of the fluviatile sediments onto the sea floor.  These features are approximately from 1,500 m wide and more than 2,500 m long in size, with a thickness of up to 5 meters.

4.

A submarine paleo-distributary fan of the river within the NW part of the survey area.  The size of the identified area is 800 by 1,100 meters and has a thickness of 5 to 10 meters.  The depth of the magneto-active body is 10 to 40 meters.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

5.

A larger body of 800 x 900 meters with a thickness of 210 meters was identified by results of mathematical modelling in the area of a main distributary channel.

In the lower reaches of the Moa, active river channel gravels are reported to have a grade of 0.5 carats per cu meter (Hall, P.K., Bulletin 5, The Diamond Fields of Sierra Leone, Sierra Leone Geological Survey).  There is considerable alluvial mining activity on the Mano River (see Google earth) and that suggests payable grades in that river, which also drains areas with kimberlite dykes and possibly pipe structures.  Fluvial sediments in the two rivers should be similar to those deposited from the rivers onto the seafloor.

The area of the magnetic body, estimated by independent consultant geophysicists that carried out and interpreted the work, is greater than 2000 meters by 1500 meters which is 3,000,000 cu meters per vertical meter.

Work reports submitted in October 2005 were accepted by the Sierra Leone Government and the Government has granted approval for the renewal and upgrading of the two large exclusive diamond licences held in that country to the tenure holder, Casierra Development Fund Inc.

Cream received an updated Technical Report, compliant with NI 43-101, written by Mr. Charles K. Ikona, on EPL 1/94 and EPL 5/94 claims in Sierra Leone.  Mr. Ikona states that “based on historical work and reported production from areas bordering the property, there seems to be little doubt that diamondiferous gravels are present on the lease.”  Further work on the licence is recommended in the form of a bulk sampling program employing a floating hydraulic dredge; material to be processed with a YT-12 jig at an estimated cost of US $1,564,000.  On the Offshore licence (EPL 5/94), he recommends sampling of the target area employing a ship mounted Toyo gravel pump and an YT-12 jig.  Sample volumes would be controlled with a measured hopper with positioning by a combination of radio navigation, GPS and Navtex systems.  The estimated cost of this is US $2,998,000.

A charter, initially planned for July or August, but delayed until the fall of 2006, has been arranged for a 40-meter ship to serve as a platform for a bulk-sampling program.  Funds from the recent financing will be applied in part to this program which will test diamond targets near the mouths of the Moa and Mano rivers, where there has been substantial alluvial diamond mining production.  Dredge and diamond concentration plant acquisition has now been completed, but deliveries have been delayed along with the charter timeline.

The objective of the bulk-sampling program is to identify a resource sufficient to support a mining operation.  The targets are based on exploration work in 1995-6 and 2005 involving extensive oceanographic surveys.  Shallow sampling of these targets resulted in the collection of 20 gem quality diamonds ranging in size from 0.22 carats to 1.22 carats.  The bulk sampling will test areas defined by detailed marine magnetic surveys carried out in June of 2005 with the same team of Russian geophysicists who were involved in the original discovery work in 1995.  A sonar profiler will be used to measure the volumes of the bulk sample pits allowing good estimates of grade to be completed for each sample site.  Mr. C. Ikona, P.Eng., Pamicon Developments Ltd., has been engaged to visit the operations and to make a technical evaluation in order to obtain an independent opinion of the operations.

Diamond products that may be recovered in the course of this program will be submitted to the Sierra Leone Government Gold and Diamond Office for valuation.  This valuation will be used as a basis for determining the value of the samples processed and incorporated in the economic evaluation of the first target area.  As neither Casierra nor Cream is in receipt of a Mining Licence, the stones may not be sold at this time, but can be exported for the purpose of further valuation.

Cream will spend more than US$500,000 in this phase of work with the objective of defining a resource of sufficient size to merit application for a mining licence.  It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

The budget for both programs was developed by Casierra and discussed with Charles Ikona, P. Eng., Pamicon Developments Ltd., the Company’s “Qualified Person” for the purpose of National Instrument 43-101.  Expenditures incurred on the Casierra property in fiscal 2006 include the following:  Acquisition costs - $20,241 (2005 - $80,000); drilling - $18,172 (2005 - $11,170); geological and geophysical - $216,853 (2005 - $31,122); site activities - $63,541 (2005 - $20,666), and travel and accommodation- $58,838 (2005 - $44,578).

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC.

1.2.2

Kaslo Silver Property, British Columbia

The 100%-owned Kaslo Silver Property hosts eleven historic high-grade silver deposits within 14 kilometers of sub-parallel shear zones.  It is located 12 kilometers west of Kaslo in southern British Columbia.  Cost estimates to complete a recommended exploration program on the property, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,024,650.  The primary target areas for further investigation are within and adjacent to some of the historic workings.  Most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property is expected to assist in further defining the regional structures that host mineralization.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Difficulty of recovery from previous diamond drilling, combined with the nugget effect of the poddy mineralization, may require follow up work to consist of a combination of reverse circulation drilling and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Due to the encouraging results in past exploration, an expanded work program is planned for fiscal 2007, and to date the airborne survey has been flown with results pending.  The Company has conducted a limited exploration program totalling $100,000 to the date of this report.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.3

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the 5,800-hectare Kootenay Gemstone (formerly called Bayonne Aquamarine) Property located in the Nelson Mining Division, British Columbia.  To date, Cream has issued 400,000 common shares of a total 500,000 common shares and has made cash payments of $20,000 out of a total $100,000 in payments required to be made to acquire 100% of the property.  Cream has also staked additional claims adjacent to the claims in the original option.  Claims held by the Company cover more than 30 kilometers of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).

It has been demonstrated that litho geochemistry and soil geochemistry techniques have been successful at defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

joint venture partner with gemstone experience to assist in development of this property.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.4

Goldsmith Property, British Columbia

The Company has an option to acquire 100% of the Goldsmith Property located north of Kaslo, British Columbia, which contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park) throughout a 3-kilometer long belt of altered volcanic and sedimentary host rocks.  Cream has now increased the size of its claim holdings by staking 87 new claims, due to the encouraging rock and soil sampling.  The new claim acquisitions more than double the size of the original claim block and cover six small, undeveloped historic showings.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith group and are considered jointly to form the Goldsmith Property.

Cream began the initial phase of its planned fiscal 2006 exploration program on its Goldsmith Property.  Encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs were followed up with detailed geological and structural mapping and expanded soil sampling.  A new $50,000 program was commenced in the first week of July 2006, to include an additional airborne survey.

Total exploration and acquisition costs incurred in fiscal 2006 on the Goldsmith and Lucky Jack Claims totalled $66,425.  The Company paid $15,000 on the Lucky Jack claims and issued 50,000 common shares.  An option payment of 50,000 common shares was also made on the Goldsmith Claims.

Subsequent to March 31, 2006, 50,000 common shares were issued and a cash payment of $15,000 was paid on the Goldsmith Property option agreement, and 50,000 common shares were issued and a payment of $20,000 was made on the Lucky Jack claims option agreement.

Linda Dandy, P.Geo. of P&L Geological Services is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

1.2.5

Wine Nickel-Copper Property, Manitoba

In fiscal 2006 Cream entered into an option agreement with W. S. Ferreira Ltd. to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim (the “Wine Property”), located approximately 60 kilometers southeast of Flin Flon, Manitoba.

The Wine Property was held and explored by Hudson Bay Exploration and Development Co. Ltd. (“Hudson Bay”) from 1977 to 2002 for copper-zinc massive sulphide ore-bodies similar to the ore-bodies being mined today near Flin Flon and Snow Lake, Manitoba.  The present owner acquired the claims in 2003/04 when assessment credits filed by Hudson Bay expired and the property came open.  In a summary report on the Wine Property, Reed Lake, Manitoba, Consulting Geologist Bernhardt Augsten, P.Geo. reviewed the results of previous exploration in the area of the property, assessed the exploration potential and recommended further exploration to test the property for economic mineralization.

Cream can earn its interest by making payments totalling $100,000 ($10,000 paid) and issuing 200,000 common shares (50,000 issued) over a 48-month period.  Cream must also incur exploration expenditures on the property totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  Upon completion of its obligations, the property will be subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the optionor from the production of gold, silver and all base metals and other minerals from the property.  Cream will have the right to reduce the NSR to 1.0% by the

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  Acquisition and exploration costs incurred in fiscal 2006 total $34,036.

Cream proposes to investigate the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980-).  A second drill hole will investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

Mr. Augsten recommended that the entire known contact area of the intrusive should be explored with IP methods at an estimated cost of $44,000.  Resultant anomalies should be tested with a minimum of 600 meters of drilling in four to five holes, estimated to cost up to $150,000, contingent on favorable results from phase 1.

The Wine property program will be under the supervision of Mr. Peter Walcott, P.Eng., Geophysicist, of Peter E. Walcott & Associates Ltd. – Geophysical Services.  Mr. Walcott is the Company’s “Qualified Person” for the purpose of National Instrument 43-101.  The Company is seeking a joint venture partner for this project.

1.2.6

Stephens Lake Property, Manitoba

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in three Mineral Exploration Licences (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares (“the Stephens Lake property”)

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton").  Under the terms of the agreement, the Companies granted to BHP Billiton two options to acquire up to a 70.0% undivided interest in the Stephens Lake property.

Subsequent to March 31, 2006, the Companies received the Stephens Lake property back from BHP Billiton.  This includes the Trout Claim Group described below.

In July 2004, the Company jointly agreed with Sultan and ValGold to option two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,000 common shares of the Company issued to July 28, 2006)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement.  These reimbursements have been recorded as a reduction in the cost of the Trout claims.  In addition, the Companies were to jointly incur exploration expenses of no less than $250,000 prior to July 22, 2007, all of which may have been incurred on the Companies’ behalf by BHP Billiton.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  After two drill programs were completed the Companies received the Stephens Lake nickel property back from BHP Billiton.

Results for the final three diamond drill holes will be released when the final report is received from BHP Billiton.  The Companies are assessing the many untested geophysical targets that remain on the property and will evaluate the property when the final report is received from BHP Billiton.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

1.2.7

Nuevo Milenio Silver Gold Property, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Although the carrying value of the Nuevo Milenio property was written down to a nominal carrying value of $1 in the year ended March 31, 2005, the Company retained its full interest in the property.  The original size of the property has since been reduced by approximately 33%, including the CMM 1 claims, to reduce the carrying costs, consisting of taxes paid semi-annually.

The program of re-evaluating data from the Nuevo Milenio property was extended during November 2005 to the Once Bocas mineralized zone.  The Once Bocas zone appears to consist of a quartz stock work breccia zone up to +70 m wide which hosts 4 parallel quartz breccia veins and has been traced along strike for a distance of 1.5 km.  Based on the re-evaluation completed and new data from Old Spanish adits, x-cuts, sublevels and shafts, an inferred mineral resource has been postulated for the Dos Hornos North Vein 1, which can be reviewed in the Company’s News Releases dated January 27, 2006, and February 2, 2006, and can be found on the Company’s website www.creamminerals.com.

Initial work will consist of extending the soil grid 400 m north from arroyo Guadalupana to a basalt layer, which covers the northern extension of the Dos Hornos and Once Bocas Zones.

Detailed work on the Dos Hornos North will commence to clean and channel-sample old Shafts 1, 4, 6, 7, and 10 and hand trench and evaluate four parallel quartz veins.  If results are favorable, Cream proposes to lay out a follow-up diamond drill program to drill a fence across the 150 m zone of parallel quartz veins as well as to complete fill in drilling on Dos Hornos North Vein 1.  The Company’s objective is to upgrade the Inferred Mineral Resources.

In the Once Bocas zone, the proposed work program is designed to extend the possible open pit Inferred Mineral Resource and to obtain additional sub-surface data by opening old shafts and Spanish trenches to the south.  An in-fill diamond drill program is also being planned, based on new geological data from November and December 2005, with the objective of upgrading the Inferred Mineral Resource.

The increase in gold and silver prices has lead to a further re-evaluation of all data on hand for the Cerro Chacuaco and Cafetal mineralized zones.  Results will be released when the evaluation is completed.

Inferred Resources are defined in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005, as follows: “An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes.”

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., the Company's "Qualified Person" for the purpose of National Instrument 43-101.

Costs of $59,655 incurred were expensed in the year ended March 31, 2006.  In the third quarter of fiscal 2006, the Company recommenced capitalizing costs on the Nuevo Milenio property due to increasing silver prices, and $107,198 was capitalized to March 31, 2006.

1.2.8

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

In the year ended March 31, 2005, Cream, wrote off its acquisition and exploration costs on the “Fenix” and “La Fenix 2” gold-silver properties for a total write-off of $472,948.  Additional costs incurred in fiscal 2006 of $113,042 have also been written off.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

1.2.9

Mineral Property Option Payments Due In Fiscal 2006

In the year ended March 31, 2007, cash payments of $93,333 are required to be made, and the issuance of 566,667 common shares is required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $35,000 have been made and 400,000 common shares have been issued.

1.2.10

Market and Industry Trends

The prices of gold and silver have increased, continuing an overall uptrend which started in 2004.  The average gold and silver prices in 2005 averaged US$444.74 and US$7.32 per ounce, respectively, and the 2006 average prices to July 28, 2006, were US$595.65 and US$10.97 per ounce, respectively.  The Company does not have any revenue from the sales of gold and silver.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at March 31, 2006	As at March 31, 2005	As at March 31, 2004

Current assets	$ 432,366	$ 272,923	$ 1,269,340
Mineral property interests	1,323,978	705,730	1,389,607
Other assets	104,612	148,518	95,898
Total assets	1,860,956	1,127,171	2,754,845

Current liabilities	466,508	138,550	216,080
Shareholders’ equity	1,394,448	988,621	2,538,765
Total shareholders’ equity and liabilities	$ 1,860,956	$ 1,127,171	$ 2,754,845

Working capital (deficiency)	$ (34,142)	$ 134,373	$ 1,053,260

	For the years ended March 31,
	2006	2005	2004
Expenses
Amortization	$ 6,443	$ 8,536	$ --
Foreign exchange losses	3,141	13,958	10,949
Legal, accounting and audit	26,642	58,787	41,717
Management and consulting fees	37,500	30,000	30,000
Office and administration	133,781	90,536	40,086
Property investigation costs	--	25,193	1,042
Salaries and benefits	84,795	64,855	33,056
Shareholder communications	190,246	114,625	85,342
Stock-based compensation	232,287	288,601	216,328
Travel and conferences	49,139	25,673	21,199
Write-down of investments	24,999	12,191	--
Write-down of mineral property interests	172,697	1,995,978	12,573
Write-down (recovery) of value added taxes recoverable	(69,841)	91,411	--
Interest	(565)	(5,341)	(1,423)
Loss for the year	(891,264)	(2,815,003)	(490,869)
Loss per common share	$ (0.03)	$ (0.10)	$ (0.02)

Weighted average number of common shares outstanding – basic and diluted	32,188,964	28,765,766	23,188,307

1.4

Results of Operations

Year Ended March 31, 2006, Compared to Year Ended March 31, 2005

For the year ended March 31, 2006, Cream incurred a loss of $891,264, or loss per common share of $0.03, compared to a loss of $2,815,003, or a loss of $0.10 per common share in the year ended March 31, 2005.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

Total general and administrative expenses totalled $763,974 in fiscal 2006, compared to $720,764 in fiscal 2005.  The Company wrote-off the balance of costs incurred on the Fenix property in fiscal 2006 of $113,042, and the costs incurred in the first two quarters of fiscal 2006 on the Nuevo Milenio property of $59,655.  The Company re-commenced capitalization of costs on the Nuevo Milenio Property, of which $107,198 has been capitalized to date.  In fiscal 2005 the Company wrote down its Nuevo Milenio property by $1,523,030 to a nominal carrying value of $1 due to inactivity on the property, and wrote off its Fenix property by $472,948, for a total write-down of mineral property interests of $1,995,978.

Cream conducted exploration activities in Mexico and in Sierra Leone in fiscal 2006, and there are foreign exchange risks associated with exploration in foreign jurisdictions.  Foreign exchange losses decreased from $13,958 in fiscal 2005 to $3,141 in fiscal 2006.  The Canadian dollar increased in value against the United States and Mexican peso in fiscal 2006, which reduced the foreign exchange loss incurred in paying expenses denominated in those currencies.

Legal, accounting and audit decreased from $58,787 in fiscal 2005 to $26,642 in fiscal 2006.  Legal, fees have decreased during the year, as no major acquisitions were completed.  Audit fees of $12,600 incurred in fiscal 2006, compare to $14,100 in fiscal 2005.  Audit and accounting fees will likely increase in fiscal 2007, with changes in generally accepted accounting principles and further reviews of internal controls expected to be undertaken in fiscal 2007.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement that will need to be prepared and finalized on the Casierra properties in Sierra Leone.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company, for a total of $30,000 in each fiscal year.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  The fees paid to Lang Mining Corporation were increased to $5,000 per month, effective April 1, 2006.  Consulting fees of $7,500 were paid to Kent Avenue Consulting Ltd. in fiscal 2006 for services rendered by Sargent H. Berner, a director of the Company.  There were no comparative fees paid in fiscal 2005.

Office and administration costs increased from $90,536 in fiscal 2005 to $133,781 in fiscal 2006.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.

Salaries and benefits have increased from $64,855 in fiscal 2005 to $84,795 in fiscal 2006.  Wages are higher than in prior years and will likely remain higher due to the increased time required to comply with new reporting and regulatory regulations.  The exploration activity in Sierra Leone has contributed to the increase in administration salaries and office costs related to the tracking and recording of costs incurred.

Stock-based compensation of $232,287 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2006, compares to $288,601 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2005.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 109% in fiscal 2006 and 141% in fiscal 2005.

Shareholder communications have increased from $114,625 in fiscal 2005 to $190,246 in fiscal 2006.  The Company utilized the services of two investor relations’ consultants.  The first contract was with Renmark Financial Communications (“Renmark”) entered into in August 2003.  Renmark was paid $Nil in fiscal 2006, compared to $21,000 in fiscal 2005.  Renmark is no longer providing investor relations

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

services to the Company.  The Company also has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in both fiscal 2006 and 2005.  Listing and filing fees increased from $14,057 in fiscal 2005 to $28,933 in fiscal 2006, due to filing fees related to various filings incurred during the year.  Transfer agent fees decreased from $10,297 in fiscal 2005 to $9,632 in fiscal 2006, and will likely continue to increase as transfer agent fees have increased and the Company has more shares outstanding.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have increased from $45,271 in fiscal 2005 to $65,595 in fiscal 2006.  The largest portion of the increase relates to advertising and other printed material which increased from $7,498 in fiscal 2005 to $32,287 in fiscal 2006.

Travel and conference expenses have increased from $25,673 in fiscal 2005 to $49,139 in fiscal 2006.  Travel increased due to increased attendance at conferences during the year.

In fiscal 2005, the company could not determine the recoverability of value-added taxes paid in Mexico in prior years.  As a result, $91,411 in value-added taxes recoverable was written off.  In fiscal 2006, $69,841 of the prior years’ value-added taxes was recovered.

1.5

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the past two fiscal years and the total acquisition and exploration cost in the eight quarters in the past two years on a project-by-project basis:

	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Nuevo Milenio Property, Mexico	Fenix Property, Mexico	Casierra Property, Sierra Leone	Stephens Lake, Manitoba
Fiscal 2005
First Quarter	514	108,223	367,308	--	--	2,257
Second Quarter	7,410	46,829	5,348	107,634	--	9,696
Third Quarter	38,269	37,663	6,539	199,550	--	(10,245)
Fourth Quarter	8,695	30,298	6,073	165,764	187,536	(13,260)
Fiscal 2006
First Quarter	260	41,015	--	113,044	251,041	(6,403)
Second Quarter	748	11,698	59,655	(2)	42,113	(295)
Third Quarter	(64)	(321)	74,806	--	49,816	(241)
Fourth Quarter	--	54,459	32,391	--	34,675	32,550

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

Quarterly information for the eight quarters to March 31, 2006, is as follows:

Statement of Operations Data (Cdn$)	Three months ended June 30, 2004	Three months ended September 30, 2004	Three months ended December 31, 2004	Three months ended March 31, 2005
Investment and other income	$ 573	$ 3,711	$ 892	$ 165
General and administrative expenses	82,005	117,267	56,935	150,764
Stock-based compensation	102,427	46,557	96,733	42,884
Property investigations	52	21,039	18,136	(14,034)
Mineral property write-downs	--	--	1,516,957	479,021
Write-down of investments	--	--	--	12,191
Write-down (recovery of) value added tax	--	--	--	91,411
Loss according to financial statements	183,911	181,152	1,687,869	762,071
Loss from continuing operations per common share	0.01	0.01	0.06	0.03

Statement of Operations Data (Cdn$)	Three months ended June 30, 2005	Three months ended September 30, 2005	Three months ended December 31, 2005	Three months ended March 31, 2006
Investment and other income	$ 189	$ 49	$ 44	$ 283
General and administrative expenses	184,441	134,739	89,227	123,280
Stock-based compensation	29,651	107,668	61,401	33,567
Property investigations	--	--	--	--
Mineral property write-downs	113,044	59,653	--	--
Write-down of investments	--	--	24,999	--
Write-down (recovery of) value added tax	--	(69,841)	--	--
Loss according to financial statements	326,947	232,170	175,583	156,564
Loss from continuing operations per common share	0.01	0.01	0.01	0.00

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2006, Cream had a working capital deficiency of $34,142, compared to working capital of $134,373 at March 31, 2005, and an accumulated deficit of $17,931,816 (March 31, 2005 ($17,040,552).

Investing Activities and Capital Expenditures

Current assets increased to $432,366 at March 31, 2006, from $272,923 at March 31, 2005.  The

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

Company is unable to meet its current commitments of $466,508 (March 31, 2005 - $138,550) from current existing cash balances.  Subsequent to March 31, 2006, Cream completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000.  Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.

The market value of investments in marketable securities was $36,686 at March 31, 2006, compared to $33,166 at March 31, 2005.  The marketable securities held are highly volatile.  The book value of these publicly traded securities is $31,704 (2005 - $31,704).  Investments include shares with a book value of $30,796 (2005 - $30,796) that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000, which has been written down by $24,999 in fiscal 2006 to a nominal carrying value of $1.

1.7

Capital Resources

During the year, the Company completed the following share placements:

i.

On April 18, 2005, the Company completed a private placement of 2,000,000 units at a price of $0.35 per unit.  Each unit was comprised of one common share and one non-transferable share purchase warrant, exercisable at a price of $0.45 until April 18, 2006.  In addition, the Company issued 32,350 finders’ fee units, which were equal to 5% of the total number of units purchased.  The expiry date of the warrants was extended for a one year period, to April 18, 2007.

ii.

On March 21, 2006, the Company completed a private placement of 2,000,000 units at a price of $0.30 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.40 until March 21, 2008.  Mr. Frank A. Lang, the president, chairman and a director of the Company was the sole placee.

In the year ended March 31, 2006, 776,600 stock options were exercised at prices of $0.10 to $0.165 to acquire 776,600 common shares, and   On August 3, 2005, 1,485,000 stock options were granted to directors, officers, employees and consultants at a price of $0.165 per share, expiring August 3, 2010, and 500,000 stock options were granted to an officer and director, at a price of $0.215 per share, with an expiry date of October 28, 2010.

Until the Company has a source of revenue, it will be necessary for the Company to enter into private placements or similar forms of financing in order to continue with its planned property and exploration commitments on its mineral properties.  At March 31, 2006, the Company had a working capital deficiency of $34,142.  Until March 31, 2006, the Company was funded primarily by cash advances of $362,740 from its major shareholder.  These cash advances were repaid subsequent to March 31, 2006, from the proceeds of a private placement.

Subsequent to March 31, 2006, Cream completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000.  Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.  Cash finder’s fees totalling an aggregate of $20,016 were paid.

Insiders of Cream purchased an aggregate 51.2% of the private placement.  Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless”), both private companies controlled by Frank A. Lang, acquired 1,000,000 units and 242,234 units, respectively, on the same terms as the other subscribers to the private placement.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control or direction over 8,869,953 common shares and securities convertible into 2,863,000 common shares of Cream equal in aggregate to approximately 33% of the

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

issued and outstanding common shares of Cream.  The acquisition of 1,000,000 units by Lang Mining and 242,234 units by Dauntless, constitutes an increase to the beneficial holdings of Frank A. Lang of 4.9% of the post closing issued and outstanding common shares of Cream.  Of these securities, Lang Mining holds 3,383,403 common shares and securities convertible into 500,000 common shares of Cream equal in aggregate to approximately 10% of the post closing issued and outstanding common shares of Cream, and Dauntless holds 1,273,254 common shares and securities convertible into 214,117 common shares of Cream equal in aggregate to approximately 3.9% of the post closing issued and outstanding common shares of Cream.

Additionally, Ferdinand Holcapek and Sargent H. Berner, both directors of Cream, purchased 250,000 Units and 45,000 units, respectively, on the same terms as the other subscribers to the private placement.  Post closing, Mr. Holcapek holds or had control or direction over 2,327,037 common shares and securities convertible into 645,000 common shares of Cream equal in aggregate to approximately 7.8% of the post closing issued and outstanding common shares of Cream, and Mr. Berner holds or had control or direction over 213,500 common shares and securities convertible into 332,500 common shares of Cream equal in aggregate to approximately 1.4% of the post closing issued and outstanding common shares of Cream.

Subsequent to March 31, 2006, 329,000 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $73,650 to the treasury and 65,500 warrants were exercised at $0.45 to provide $29,475 to the treasury.  In addition, a grant of 100,000 stock options was made to a director at a price of $0.50, expiring June 12, 2011.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

1.8

Off-Balance Sheet Arrangements

None.

1.9

Transactions With Related Parties

Services rendered in the year ended March 31,	2006	2005	2004
LMC Management Services Ltd. (a)	$ 244,149	$ 186,603	$ 123,623
Lang Mining Corporation (b)	30,000	30,000	30,000
Legal fees (d)	13,895	32,773	32,048
Director (e,f)	59,138	106,572	77,694

Balances at March 31,	2006	2005
Balances receivable:
Casierra project advances (c)	$ 16,866	$ 162,025
Balances payable to:
LMC Management Services Ltd.	$ 903	$ 53,306
Directors	446,935	52,024
Legal fees	3,000	8,278
	$ 450,838	$ 113,608

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provides management services at a rate of $2,500 per month.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Legal fees were paid to a law firm of which Sargent H. Berner, a director, was an associate counsel until April 1, 2006.

(e)

Consulting fees of $7,500 were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

(f)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$2,000 per month for administrative services and US$250 per day for geological services, for a total of US$44,210.

(g)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan and ValGold, companies with directors and management in common with the Company.  The Company also holds interests in the Stephens Lake Property jointly with Sultan and ValGold.

(h)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

The private placement of 2,000,000 units at $0.30, as described in Item 1.7 in the Management Discussion and Analysis, was subscribed to entirely by Mr. Frank A. Lang, an insider of the Company.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

1.10

Fourth Quarter

	Three months ended March 31, 2006	Three months ended March 31, 2005
Expenses (Recoveries)
Amortization	$ (11,748)	$ 7,785
Foreign exchange loss	704	2,827
Legal, accounting and audit	5,850	19,543
Management and consulting fees	9,500	7,500
Office and administration	34,966	59,902
Salaries and benefits	23,573	1,067
Shareholder communications	51,671	38,304
Stock-based compensation	33,567	42,884
Travel and conferences	8,764	13,836
	156,847	193,648
Property investigations	--	(14,034)
Write-down of mineral property interests	--	479,021
Write-down of investments	--	12,191
Write-down of value added tax recoverable	--	91,411
Interest income	(283)	(165)
Loss for the period	$ 156,564	$ 762,072
Loss per share	$ (0.00)	$ (0.03)

Three Months Ended March 31, 2006, Compared to Three Months Ended March 31, 2005

For the three months ended March 31, 2006 (“Q4 2006”), Cream incurred a loss of $156,564 or $0.00 per common share, compared to a loss of $762,072, or $0.03 per common share for the three months ended March 31, 2005 (“Q4 2005”).  Total operating expenses, before interest income, were $156,847 in Q4 2006 as compared to $193,648 in Q4 2005.  In Q4 2006, there was a $704 foreign exchange loss related to transactions associated with operations in Mexico and Sierra Leone in Q4 2006, compared to a loss of $2,827 in Q4 2005 related to operations in Mexico.

Legal, accounting and audit fees decreased from $19,543 in Q4 2005 to $5,850 in Q4 2006, primarily due to early billing of the fiscal 2005 audit.  Salaries and benefits increased from $1,067 in Q4 2005 to $23,573 in Q4 2006.  This is a result of timing of administration and accounting activity required during the quarter and the year, and a full-cost recovery credit received in third quarter of fiscal 2006, compared to the fourth quarter in fiscal 2005.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees included in Q4 2005 is $42,884 compared to $33,567 in Q4 2006.

Shareholder communications increased from $38,304 in Q4 2005 to $51,671 in Q4 2006.  Consulting fees of $6,000 were paid to Arbutus in each fiscal period.  Cash payments of $1,000 were made to Renmark in Q4 2005, compared to $Nil in Q4 2006.  Renmark and Arbutus are at arm’s length to the Company.  The most significant increase relates to advertising in magazines and websites, which increased from $481 in Q4 2005 to $20,834 in Q4 2006.

Travel and conference costs of $13,836 in Q4 2005 compare to $8,764 in Q4 2006.  The Company had a representative at the Prospectors and Developers Conference in both fiscal years.

In Q4 2006 and Q4 2005, management fees of $7,500 were paid to Lang Mining Corporation for the services of the president, pursuant to an agreement dated January 1, 2003.  These fees have increased to $5,000 per month, effective April 1, 2006.  Consulting fees of $2,000 were paid to Kent Avenue

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

Consulting Ltd. in Q4 2006, with no comparative expense in Q4 2005.

In Q4 2005, the Company wrote off its interest in the Fenix property in Mexico by a total of $472,948 and incurred additional costs of $6,073, which were written down, on its Nuevo Milenio property in Mexico.  The Company has commenced capitalization of costs on the Nuevo Milenio property in Mexico.  A drilling program is planned in the second or third quarter of fiscal 2007.  In Q4 2006, there were no mineral property writedowns.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at March 31, 2006, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2006.

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company’s current financial instruments are comprised of cash and cash equivalents, taxes recoverable and accounts payable and accrued liabilities.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company has no non-current financial instruments.

1.15

Other MD& A Requirements

See the audited consolidated financial statements for the year ended March 31, 2006.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of July 28, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at July 28, 2006

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

38,577,443 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
615,000	0.15	April 26, 2007
1,199,300	0.54	December 18, 2008
500,000	0.30	October 6, 2009
1,095,000	0.165	August 3, 2010
500,000	0.215	October 28, 2010
100,000	0.43	June 11, 2011

Warrants Outstanding

There are 1,934,500 warrants outstanding at a price of $0.45, expiring on April 18, 2007, 1,000,000 warrants outstanding at a price of $0.40, expiring on March 21, 2008, and 1,500,000 warrants outstanding at a price of $0.75, expiring on June 1, 2007.

Cream Minerals Ltd.

Three Months and Year Ended
March 31, 2006

Other Information

Controls and Procedures

We have carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

24